Notice to ASX/LSE Rio Tinto Limited 2025 Annual General Meeting: address by the Chief Executive Jakob Stausholm, Chief Executive, Rio Tinto 1 May 2025 **Check against delivery** Thank you, Dom. And hello, everyone. I would also like to acknowledge and pay my respects to all Traditional Owners and First Nations people that host our operations around the world. Dom has made my job easy today, because he has already set out how we are delivering our plan for a decade of sustainable, profitable growth, and our ability to create further shareholder value. We are making good progress: our financial performance is strong, the portfolio is evolving, production is growing, we are honing our technical and leadership skills and becoming ever more disciplined in cost management. Meanwhile, the world is growing, its energy use is rising, and therefore so is demand for the materials we produce. Yes, there are uncertainties. But while we are engaged with the short-term horizon, we tend to think 20, 30, even 40 years ahead. The long-term outlook is positive, and I’m confident we have the right strategy and objectives to deliver value today and into the future. With that in mind, I have spent much of 2025 visiting our operations across the world, learning more about our challenges and opportunities, and listening to our employees and external stakeholders about how we can find better ways to provide these materials. Allow me to give you an impression of where we are from my perspective, based on these visits. And of course, the best place to start is with our new lithium business. Completing the acquisition of Arcadium Lithium in March was a significant moment in our history – and a clear example of how we are evolving the portfolio in line with commodities where demand growth is strongest. The long-term picture for lithium is very attractive. I was in South America when the transaction closed, getting to know our new colleagues and learning more about our sites in Argentina. There was a strong, shared commitment to ensure the success of Rio Tinto Lithium. The new business has the combined scale, technical, operational and commercial expertise to be a truly world-leading business. It was also impressive to see the progress we are making to expand the Rincon lithium plant, which demonstrates our deepening project-building and technical expertise. As you have heard, 2025 is a pivotal year for our major projects. Simandou in Guinea is on track for first iron ore production at the mine gate by the end of the year. And production at the EXHIBIT 99.2

Notice to ASX/LSE Mongolian Oyu Tolgoi copper mine is expected to grow by more than 50% this year. It has been remarkable to witness Oyu Tolgoi’s development, as it ramps up to peak production of 500,000 tonnes of copper a year. In March I visited the underground mine with the Mongolian President, who described it as one of the most exciting developments he has ever seen. Because Oyu Tolgoi is a modern, safe and sustainable mining operation built by 20,000 Mongolians. It demonstrates Best Operator excellence in action. We are determined to achieve this excellence everywhere, to safely and sustainably realise the full potential of all our assets. As you heard from Dom, we made good progress on our Best Operator objective last year, and we are moving further and faster this year. We still need to stabilise existing assets including Kennecott, Rio Tinto Iron & Titanium (RTIT) and Iron Ore Company of Canada (IOC), which all represent huge opportunities to unlock further value. When I visited IOC earlier this year, I could tell that its history of excellence lives on. Like so many parts of Rio, the Safe Production System is simply helping us tap into our DNA. The dedicated teams at IOC are identifying and addressing issues essential to continuously improve safety and productivity. Moreover, they are welcoming the challenge. I have seen excellent determination here in Western Australia and in the Pilbara, where the Safe Production System has helped stabilise our iron ore operations. Every time I visit, I am impressed by the passion and professionalism of the people who work in our mines here, often in extreme weather conditions. And there is no denying we have been challenged by intense cyclones this year – still, we are proving resilient. And I will never forget my engagements with the Traditional Owners here in Western Australia. It is not up to us to judge our progress on social licence, but I will say that each time I am on Country, I see the positive evolution of these most important relationships. There is more to do, but we are committed to stay the course and continue rebuilding trust. We are deeply committed to the communities here because we know we cannot operate without their trust. Last year, we boosted spending with suppliers in WA by A$1.5 billion to a record A$10.3 billion, as we continue to support local businesses to develop our pipeline of new Pilbara mining projects such as Western Range. We work with roughly 2,400 suppliers here each year – a symbol of our ongoing commitment to support jobs and deliver shared success. Of course, societal factors heavily influence our ability to operate. That is why we will continue to move the dial on impeccable ESG performance – in ways that simply make good economic sense. For example, decarbonising our business is deeply physical and complex, but we had a record year for our emissions reduction in 2024. What I’m most proud of is that we are starting to deliver projects that reduce our emissions and provide us with a secure supply of energy while retaining, and even creating, value. The same goes for our culture. I will echo what Dom said – that culture is foundational to how we realise the full value of our assets. That is because so much of our performance is about our mindsets and behaviours. We will stay the course to create a culture where everyone feels safe, respected and empowered to bring their best every day. Everything I have seen so far tells me we are building on the considerable momentum we created heading into 2025. We have all the building blocks in place for an incredibly robust, diversified and

Notice to ASX/LSE growing business. We will continue taking actions that ensure we remain resilient in the short, medium and long term, while creating value for you, our shareholders through our commitment to consistent returns and a strong balance sheet. We will achieve that by maintaining a laser focus as we go deeper with the Safe Production System, deliver improved cost management, and learn from executing complex projects. And we will improve our culture, safety and environmental performance as part of this accelerated drive towards Best Operator. That way, we know we can grow and build our portfolio of materials the world needs in a safe, sustainable and competitive way. Thank you. Back to you, Dom.

Notice to ASX/LSE Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, United Kingdom Matthew Klar M +44 7796 630 637 David Outhwaite M +44 7787 597 493 Media Relations, Australia Matt Chambers M +61 433 525 739 Michelle Lee M +61 458 609 322 Rachel Pupazzoni M +61 438 875 469 Media Relations, Canada Simon Letendre M +1 514 796 4973 Malika Cherry M +1 418 592 7293 Vanessa Damha M +1 514 715 2152 Media Relations, US Jesse Riseborough M +1 202 394 9480 Investor Relations, United Kingdom Rachel Arellano M: +44 7584 609 644 David Ovington M +44 7920 010 978 Laura Brooks M +44 7826 942 797 Weiwei Hu M +44 7825 907 230 Investor Relations, Australia Tom Gallop M +61 439 353 948 Amar Jambaa M +61 472 865 948 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Andy Hodges, Rio Tinto’s Group Company Secretary. riotinto.com